
July 19, 2011

Via E-mail
Oleg Gabidulin, CEO
Liberty Vision, Inc.
2530 Meridian Parkway, Suite 200
Durham, NC 27713

  Re: **Liberty Vision, Inc.**
    Amendment No. 1 to Registration Statement on Form S-1
    Filed July 5, 2011
    File No. 333-173456

Dear Mr. Gabidulin:

  We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated May 9, 2011.

General

1. Please update your financial statements and related disclosures in accordance with the guidance contained in Rule 8-08 of Regulation S-X.

Cover Page

2. We note your response to prior comment 1. Please move the new disclosures from the registration statement cover page to the cover page of the prospectus.

3. We note your statement on the cover page that if you do not sell 1,000,000 shares of your common stock within the required timeframe, "all money received by us will be promptly returned" to investors. This statement, however, appears to be inconsistent with the structure of your offering. Since the money paid by investors will be put into a savings account, it will, as you note in the prospectus, be subject to the claims of creditors. As a result, you cannot state without qualification that you will be able to return all funds plus interest to investors. Accordingly, please modify this claim here and wherever it appears in the prospectus. Alternatively, modify your offering structure so that money paid to you by investors will be placed in an escrow account.

Results of Operations, page 21

4. We note your revised disclosure in response to prior comment 10. It is unclear to us how this disclosure provides a comparison from one period to the next. We repeat our prior comment to expand your discussion of results of operations to discuss your results for the

year ended February 28, 2011 compared to the year ended February 28, 2010. Refer to Item 303(A)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please note that your discussion should also include each line item in your statements of operations.

Liquidity and Capital Resources, page 22

5.   We have reviewed your revised disclosures in response to prior comment 11. We note that your discussion of cash flows from operating activities is essentially a brief recitation of some of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise accordingly. Refer to Section IV.B of SEC Release 33-8350.

Description of Property, page 29

6.   We note your response to prior comment 12. Since none of your executive officers or directors resides in the United States, please disclose the types of activities that are conducted at your offices in Durham, North Carolina. Please also identify the locations at which your offshore activities are conducted.

Directors, Executive Officers and Control Persons, page 29

7.   Please clarify whether your executive officers are currently involved in any other businesses. If so, specify the minimum amount of time per week that your officers devote to the business of the company. If an officer works less than full time for the company, please include a risk factor indicating the amount of time that the individual dedicates to the company and discuss any related material risks to the company and investors. Also, please address in the risk factor whether your officers' outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

Notes to Consolidated Financial Statements

8.   We note that you restated your financial statements to include a provision for income taxes and income taxes payable in response to prior comment 16. Please provide the applicable restatement disclosures related to this disclosure in accordance with the guidance in FASB ASC 250-10-50-7 & 8. In addition, in light of this restatement, we note that the date of your auditor's report did not change. Please advise.

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page F-8

9.   We have reviewed your revised policy in response to prior comment 17. Please address
        the following:

    - We note your disclosure that, "revenues from one-time sales are recognized in the
      period in which the sale occurs." Please clarify why you recognize revenue in the
      period of sale rather than the period that the service is performed. Refer to SAB 104.
    - Please disclose the typical time that it takes you to complete the projects discussed in
      your revenue recognition policy. For example, website development projects, social
      and viral marketing projects, and search engine optimization consulting. In this
      regard, clarify why sales related to these projects is recognized at one time rather than
      over the project period. Refer to FASB ASC 605-35-25.
    - Please clarify your policy for monthly subscription services. In this regard, disclose
      if these services are billed month to month or if customers are billed at the beginning
      of a contract period. We note you disclose on page 26, that you plan service offerings
      that include subscription-based service packages.
    - We note your policy for bundled offerings. Please tell us how you considered the
      guidance in FASB ASC 605-25-25.
    - You disclose a number of services that you offer or plan to offer beginning on page
      26. In order to provide context to your readers, please consider providing a disclosure
      that breaks out your total revenue by your current revenue streams.

Foreign currency transactions, page F-9

10.   It is unclear to us how you have responded to prior comment 18. We repeat our prior
        comment to provide footnote disclosure regarding your geographic areas. Refer to FASB
        ASC 280-10-50-41.

Note 5 – Income Tax, page F-12

11.   We note that you now provide a provision for income taxes in response to prior comment
        16. Please provide the applicable income tax disclosures contained in FASB ASC 740-
        10-50.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
         Karen Batcher, Esq.